Exhibit (e)(14)

Tableau Software, Inc.

Burke Building

400 North 34th Street, Suite 200

Seattle, WA 98103

206 633 3400

August 20, 2004

Mr. Patrick Hanrahan

Tableau Software, Inc.

Dear Pat,

In connection with the Series A Preferred Stock financing of Tableau Software, Inc. (the “Company”) and as a condition of closing for such financing, this letter (the “Agreement”) sets forth the new terms and conditions of your employment with the Company. This Agreement supersedes and replaces all previous agreements, whether written or oral, between you and the Company, which shall have no further force or effect, with the exceptions of the Founder Stock Purchase Agreement, dated July 20, 2004 (“Stock Purchase Agreement”), and the Technology Assignment Agreement, dated July 20, 2004 (“Technology Assignment Agreement”), both of which shall continue in effect in accordance with their terms. The terms contained in this Agreement will become effective as of the initial closing date of the Company’s Series A Preferred Stock financing (the “Effective Date”).

Position, Duties, Reporting Relationship, Office Location

You will serve in an executive capacity and shall perform the duties of the Chief Technology Officer. In this position, you will report to the President and Chief Executive Officer, and be required to undertake the duties and responsibilities assigned to you by the President and Chief Executive Officer.

The Company understands that you are currently employed as a professor at Stanford University. During Stanford’s academic year your position at the Company will continue to be part-time. While you are part-time, it is anticipated that you will be able to perform your duties within a time commitment averaging about 20% of that of a full-time professional employee. Because your position is classified as exempt, even if you work additional hours, you will not be eligible for additional compensation or overtime premiums. During the summer months, you will continue to work full-time for the Company.

You will continue to work from your home office in Portola Valley, California. The Company reserves the discretion to modify your position, duties, reporting relationship, and office location from time to time.

Base Salary

Your initial annual base salary shall be $35,000 per year less standard payroll deductions and withholdings and paid semi-monthly in accordance with the Company’s normal payroll schedule. You acknowledge that there are no other wages earned by you and due and owing to you. As an exempt, salaried employee, you will be required to work the Company’s normal business hours and additional hours as required by the nature of your work assignments, and you will not be eligible for overtime compensation. The Board of Directors may modify your compensation from time to time in its discretion.

Common Stock Repurchase Option

You acknowledge that in connection with the transfer of your membership interests in Tableau Software LLC, the Company has issued, and you have received, ten million five hundred sixty thousand (10,560,000) shares of Common Stock of the Company. As a condition to closing of the Series A Preferred Stock financing of the Company, six million one hundred sixty thousand (6,160,000) of your shares of Common Stock of the Company shall be subject to a repurchase option (the “Purchase Option”). The Purchase Option shall be as set forth in the Stock Restriction Agreement, dated the date hereof (“Stock Restriction Agreement”).

Employee Benefits and Vacation Accrual Rate

Subject to the terms, conditions and limitations of the Company’s benefit plans, when you are a full-time employee, you will be eligible to participate in Tableau Software’s standard employee benefits plans. You will accrue paid vacation at an initial annual rate of three (3) weeks per completed year of active employment. Tableau Software may modify benefits and vacation accrual rate from time to time in its discretion.

Compliance with Company Policies; Proprietary Information and Inventions Agreement

As a Company employee, you will be expected to abide by Company policies and procedures. Furthermore, you must read, sign and comply with the enclosed Proprietary Information and Inventions Agreement (the “Proprietary Information Agreement”) as a condition of your continued employment.

Third Party Information

In your work for the Company, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other third party to whom you have an obligation of confidentiality, unless otherwise provided by written agreement of such third party. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company. You agree that you will not bring onto Company premises or use in your work for the Company, any unpublished documents or property belonging to any former employer or other third party that you are not authorized to use or disclose. By accepting continued employment with the Company, you represent that you will be able to perform your job duties within these guidelines and that you are not subject to any contractual or other obligations that could restrict your activities on behalf of the Company.

Outside Activities

With the exception of your employment at Stanford, while employed by the Company, you agree that you will not, except with the prior written consent of the Company, undertake or engage in any consulting, occupation or business enterprise for any party other than the Company. Moreover, you agree that you will not accept work or enter into a contract or accept any obligation that would conflict with your duties to the Company without the prior written consent of the Company.

At-Will Employment Relationship

Your employment relationship is terminable at-will. This means that either you or the Company can terminate your employment at any time, with or without cause, and with or without advance notice. This at-will employment relationship can only be changed in a written agreement approved by the Board of Directors and signed by you and a duly authorized member of the Board of Directors.

Severance Benefits

In the event that your employment is terminated by the Company and the termination does not qualify as “Terminated for Cause” (as defined in paragraph 1(a) of the Stock Restriction Agreement), and if you first sign, date, and deliver to the Company a separation agreement that includes a general release of all known and unknown claims in the form provided to you by the Company, and you allow this separation agreement to become effective, then you will receive, as your sole severance benefits (collectively, the “Severance Benefits”): (a) severance pay equal to six (6) months of your base salary in effect as of the employment termination date, less required deductions and withholdings, paid in the form of a lump sum payment within ten (10) days following the effective date of the required separation agreement; (b) provided that you are participating in the Company’s group health insurance plan as of your termination date and you timely elect continued group health insurance coverage through federal or comparable state COBRA law, the Company will pay your COBRA premiums sufficient to continue your group health insurance coverage at the same level in effect as of your termination date for six (6) months after your termination, or until you become eligible for group health insurance coverage through a new employer, whichever occurs first; and (c) accelerated vesting of any unvested shares subject to the Purchase Option such that all shares will be fully vested as of the employment termination date and no longer subject to the Company’s Purchase Option.

Change of Control Benefits

If, on or within twelve (12) months after a Change of Control (as defined below), your employment is terminated by the Company or its successor and the termination does not qualify as “Terminated for Cause,” and if you also first sign, date, and deliver to the Company a separation agreement that includes a general release of all known and unknown claims in the form provided to you by the Company and you allow this separation agreement to become effective, then in lieu of receiving the Severance Benefits, you will be eligible to receive the following as your sole benefits (collectively, the “Change of Control Benefits”): (a) severance pay equal to six (6) months of your base salary in effect as of the employment termination date, less required deductions and withholdings, paid in the form of a lump sum payment within ten (10) days following the effective date of the required separation agreement; (b) provided that you are participating in the Company’s group health insurance plan as of your termination date and you timely elect continued group health insurance coverage through federal or applicable state COBRA law, the Company will pay your COBRA premiums sufficient to continue your group health insurance coverage at the same level in effect as of your termination date for six (6) months after your termination or until you become eligible for group health insurance coverage through a new employer, whichever occurs first; and (c) accelerated vesting of any unvested shares subject to the Purchase Option such that all shares will be fully vested effective as of the employment termination date and no longer subject to the Company’s Purchase Option.

For the purposes of this Agreement, the term “Change of Control” shall have the same meaning as the terms “Acquisition” and “Asset Transfer” as such terms are defined in Section IV(E)(4)(b) of the Amended and Restated Certificate of Incorporation of Tableau Software, Inc.

Miscellaneous

This Agreement, together with your Proprietary Information Agreement and the Stock Restriction Agreement, form the complete and exclusive statement of your agreement with the Company concerning the subject matter hereof. It supersedes any other agreements, representations, or promises made by anyone, whether oral or written, except for the Stock Purchase Agreement and the Technology Assignment Agreement. Other than those terms expressly reserved in this Agreement to the Company or the Board of Directors’ discretion, the terms of this Agreement cannot be modified or amended without a written agreement signed by you and a duly authorized member of the Board of Directors of the Company. This Agreement is governed by California law, without regard to conflicts of laws principles. For purposes of construing this Agreement, any ambiguity shall not be construed against either party as the drafter. No waiver of any breach of this Agreement, or rights hereunder, shall be effective unless in writing.

Each party has carefully read this Agreement, has been afforded the opportunity to be advised of its meaning and consequences by your or its respective attorneys, and signs the same of your or its own free will. This Agreement can be signed in counterparts, and facsimile signatures shall be deemed equivalent to original signatures.

Please sign below to indicate your acceptance of these terms and conditions of your continued employment relationship. We look forward to your favorable reply and to a productive and exciting work relationship.

Sincerely,

Tableau Software, Inc.

Christian Chabot
President and Chief Executive Officer

Understood and accepted:

Date Aug. 20, 2004
Patrick Hanrahan

Enclosure – Employee Confidentiality and Inventions Assignment Agreement